

September 13, 2022

Robert Lehman
Chief Financial Officer
Western Asset Mortgage Capital Corp
47 W 200 South, Suite 200
Salt Lake City , Utah 84101

     Re: Western Asset Mortgage Capital Corp
          Form 10-K for the year ended December 31, 2021
          File No. 001-35543

Dear Robert Lehman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Non-GAAP Financial Measures, page 62

1.   Please revise your disclosures to further expand and explain why you believe that presentation of the non-GAAP financial measures Net Investment Income and Net Interest Margin provide useful information to investors regarding your financial condition and results of operations. Reference is made to Item 10(e)(1)(C) and (D) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have any questions.

Robert Lehman
Western Asset Mortgage Capital Corp
September 13, 2022
Page 2

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction